SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: August 1, 2014	By: /s/ Steve Wilson
	Name:	Steve Wilson
	Title:	Executive V.P. Corporate Development & Chief Financial Officer

2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Shaw Communications Inc. (“Shaw”)

630 - 3rd Avenue S.W., Suite 900

Calgary AB T2P 4L4

Item 2:	Date of Material Change

July 31, 2014

Item 3:	News Release

A news release was issued by Shaw and disseminated through Marketwire on July 31, 2014.

Item 4:	Summary of Material Change

Shaw announced an agreement under which Shaw will acquire a 100% interest in ViaWest, Inc. (“ViaWest”) from Oak Hill Capital Partners (“Oak Hill”) and other shareholders for an enterprise value of US$1.2 billion.

Item 5:	Full Description of Material Change

Shaw announced an agreement under which Shaw will acquire a 100% interest in ViaWest from Oak Hill and other shareholders for an enterprise value of US$1.2 billion.

Based in Denver, ViaWest is one of the largest privately held and most respected providers of data centre infrastructure, cloud technology and managed IT solutions in North America. ViaWest employs over 350 people and services more than 1,300 customers across seven states. ViaWest has a strong record of financial growth with a 15 percent compounded annual growth rate (CAGR) of revenue and EBITDA between 2010 and 2013 generated by recurring revenue from long-term contracts and industry-leading customer retention. Over the last decade, ViaWest has grown from five data centres in two markets to 27 data centres (with over 630,000 square feet of usable raised floor space) in eight key Western U.S. markets, including Denver, Dallas, Austin, Salt Lake City, Las Vegas, Portland, Minneapolis and Phoenix. ViaWest has significant growth prospects, with 70% utilization in its existing facilities and substantial expansion capacity at its new state-of-the-art Denver, Las Vegas and Minneapolis properties.

The ViaWest acquisition provides Shaw a growth platform in the attractive data centre sector and is another significant step in expanding Shaw’s technology offerings for mid-market enterprises in Western Canada, building on the growth from its 2013 Envision acquisition. Shaw identified the data centre sector as an attractive opportunity adjacent to its core business and with the acquisition of ViaWest, Shaw gains significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services. Shaw plans to leverage the ViaWest management team’s experience to accelerate the development of its Canadian data centre platform so that over time Shaw’s Western Canadian customers will gain access to this industry-leading expertise for their own data management needs and scalable cloud solutions.

The current management team, led by Co-Founder, President & Chief Executive Officer Nancy Phillips, will continue to operate ViaWest from its Denver headquarters as a stand-alone wholly-owned subsidiary of Shaw, building upon its track record of profitable growth.

With Shaw’s long-term commitment, ViaWest will have the stability and shared entrepreneurial culture to enter into a new phase of growth and meet the expanding technology needs of mid-market enterprises, while maintaining ViaWest’s commitment to exceptional customer service.

Shaw recognizes and values the expertise and experience that the ViaWest team has in this industry, and Shaw looks forward to supporting them as they pursue their long-term growth strategy. With significant growth in IP traffic, bandwidth intensive applications and IT outsourcing, demand for ViaWest’s services is growing rapidly. This acquisition enables Shaw to leverage this best-in-class expertise and positions Shaw at the forefront of this significant market opportunity.

The acquisition is expected to close in September 2014 and is subject to U.S. regulatory approval. The purchase price of US$1.2 billion represents a multiple of approximately 13X adjusted EBITDA annualized for the three months ended June 30, 2014. The transaction will be funded using a combination of cash on hand and Shaw’s existing credit facility and will have no material effect on Shaw’s free cash flow. Considering Shaw’s cash flow and the acquisition of ViaWest, Shaw’s Board confirms its previously disclosed target dividend increase of 5% to 10% in fiscal 2015.

About ViaWest

ViaWest is a leading colocation, cloud, and managed services provider in North America, with a comprehensive suite of fully compliant environments, including premium wholesale and retail colocation, private and public clouds and managed services. Enabling businesses to leverage both their existing IT infrastructure and emerging cloud resources, ViaWest delivers the right balance of cost, scalability and security. With a team-based account management approach and 100% uptime guarantee, ViaWest offers tailored solutions designed for maximum reliability and flexibility.

Caution Regarding Forward-Looking Statements

Statements in this report relating to the acquisition of ViaWest, expected business and financial results, growth plans for Shaw Business and ViaWest and Shaw’s dividend target constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that regulatory approval will be received and the other conditions to closing of the transaction will be satisfied; for the operations and financial outlook for Shaw and ViaWest and Shaw’s target dividend, a stable pricing environment relative to current rates, no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact, stable advertising demand and rates (for Shaw) and a stable regulatory environment; for Shaw Business and ViaWest, that the growth strategies can be executed according to plan and will yield the expected results; and that ViaWest will provide expected benefits to the Shaw Business offering and for its customers in Western Canada. There is the risk that one or more of these assumptions will not prove accurate and this may affect closing of the transaction and/or the business and economic expectations for Shaw. Undue reliance should not be placed on any forward-looking statements. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

Item 6:	Reliance on Subsection 7.1(2) Of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

None

Item 8:	Executive Officer

The following executive officer of Shaw is knowledgeable about the material change and this report:

Steve Wilson

Executive Vice President, Corporate Development & Chief Financial Officer

403-750-4500

Item 9:	Date of Report

August 1, 2014